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                                                                      Exhibit 99

                    CAUTIONARY STATEMENTS FOR PURPOSES OF THE
          "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION
                               REFORM ACT OF 1995

The Timberland Company (the "Company") wishes to take advantage of The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information. Prospective information is based on management's then current expectations or forecasts. Such information is subject to the risk that such expectations or forecasts, or the assumptions used in making such estimates or forecasts, may become inaccurate. The following discussion identifies important factors that could affect the Company's actual results and could cause such results to differ materially from those contained in forward-looking statements made by or on behalf of the Company:

     DEPENDENCE ON SALES FORECASTS. The Company's investments in infrastructure and product are based on sales forecasts and are necessarily made in advance of actual sales. The markets in which the Company does business are highly competitive, and the Company's business is affected by a variety of factors, including brand awareness, changing consumer preferences, fashion trends, retail market conditions, weather conditions and economic and other factors. One of management's principal challenges is to improve its ability to predict these factors, in order to enable the Company to better match what it produces and sells. In addition, the Company's rapid growth over the years has created the need to increase these investments in infrastructure and product and to enhance the Company's operational systems. To the extent sales forecasts are not achieved, these investments would represent a higher percentage of net revenues, and the Company would continue to experience high inventory levels and associated carrying costs, all of which could adversely affect the Company's financial performance.

     CONSUMER ACCEPTANCE OF NEW AND EXPANDED PRODUCT OFFERINGS. In 1996, the Company will offer a record number of new footwear products, an expanded men's apparel collection and a new line of performance apparel. The Company's new marketing strategy is based on merchandising Timberland[R] products within the dress casual, rugged casual and performance categories. The success of these products and marketing strategy will depend on a favorable reception by the Company's wholesale customers and consumers at retail. The Company's expanded men's dress casual footwear product line and its more fashion-focused women's footwear product line are also more susceptible to changing fashion trends and consumer preferences than are the Company's other product lines. In addition, any delays in production or delivery of such new products could affect the sales of such products.

     CONSUMER TRENDS AND RETAIL MARKET CONDITIONS. Sales of Timberland products are subject to consumer trends and economic and other factors affecting the retail market. For example, the trends in 1995 of decreased consumer spending, a shift towards discount retailers and continued softness in the retail market, if they continue, could adversely affect the Company's sales. In addition, warmer than anticipated weather conditions have, in past fall/winter selling seasons, reduced sales as a result of decreased consumer


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demand at retail for the Company's higher margin products. Such conditions could adversely affect the Company's sales in the future, especially as the Company's business shifts towards "at-once" orders being adopted by many retailers.

     DEPENDENCE UPON INDEPENDENT MANUFACTURERS. In 1995, the Company downsized and restructured its own manufacturing facilities and increased its use of independent high quality manufacturers. During 1995, approximately 40% of the unit volume of the Company's footwear products was manufactured by the Company, compared to approximately 60% during 1994. The remainder of the Company's footwear products and all of its apparel and accessories were produced by independent manufacturers in Asia, Europe and the Americas. (See the "International" paragraph below for a discussion of the risks of doing business abroad to which the Company may be subject.)

     The Company believes that the shift towards sourcing product from independent manufacturers will reduce manufacturing overhead and product costs, increase product quality and increase the Company's flexibility to meet changing consumer demand for particular product lines. However, the success of these measures depends on the ability of the Company's independent manufacturers to provide high quality product at lower cost and to do so with rapid turn-around times. There can be no assurance that the Company will be able to maintain current relationships or locate additional manufacturers who can meet the Company's requirements.

     MANUFACTURING. The Company currently plans to retain its internal manufacturing capability in order to continue benefiting from expertise the Company has gained with respect to footwear manufacturing methods and from the research and development activities conducted at its manufacturing facilities. The Company continues to evaluate its manufacturing facilities and independent manufacturing alternatives in order to determine the appropriate size and scope of its manufacturing facilities. There can be no assurance that the costs of products that continue to be manufactured by the Company can remain competitive with sourced products.

     GROWING RETAIL ORGANIZATION. In 1986, the Company opened the first Timberland[R] store devoted exclusively to Timberland[R] products. At the end of 1995, the Company operated 29 specialty stores and 33 factory outlet stores worldwide, and revenues from these stores represented 19.6% of the Company's net revenues for 1995. The Company has made a significant capital investment in opening these stores and incurs significant expenditures in operating these stores. The performance of the Company's retail organization is subject to the same retail market conditions as the Company's wholesale customers described above. The Company's ability to recover the investment in and expenditures of its retail organization, particularly its specialty stores, could be adversely affected if sales at its retail stores are lower than anticipated.


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     In 1995, the Company's gross profit margin was reduced, due, in part, to the greater percentage of revenues represented by off-price sales than in previous years. Although the Company believes its factory outlet stores enable the Company to control the sale of factory-second and close-out products and maximize the return associated with such sales, the Company's gross profit margin could be adversely affected if the off-price sales continue to remain relatively high or increase as a percentage of revenues.

     LICENSING. Since late 1994, the Company has entered into several licensing agreements which enable the Company to expand the Timberland[R] brand to product categories and geographic territories in which the Company has not had an appreciable presence. The rights granted under these agreements are typically exclusive, and the Company may not terminate these agreements at will, although the Company has reserved its right to terminate these agreements for cause. The success of the Timberland brand in these products or territories will, therefore, largely depend on the efforts of its licensees. Additionally, these licensing arrangements are too new to evaluate. Most of the products to be manufactured under the Company's existing product licensing agreements will not be available at retail until at least late 1996, and the Company's territorial licensing agreement covering parts of South America was signed in late 1995. Accordingly, the performance of the licensees under these agreements has not yet been fully tested.

     The Company is pursuing additional licensing opportunities. There can be no assurance that the Company will be able to locate licensees and negotiate acceptable terms with licensees for additional products and territories.

     PRICING OF PRODUCTS. In late 1993 and early 1994, the Company instituted price reductions on certain core footwear products, and the average selling prices of the Company's footwear, apparel and accessories products declined in 1994 and 1995. The prices the Company is able to obtain for its new and expanded product offerings, and Company's ability to increase prices of its other products, will depend upon consumer acceptance of such prices, as well as competitive and other market factors.

     COMPETITION. The Company markets its products in highly competitive environments. Many of the Company's competitors are larger and have substantially greater resources than the Company for marketing, research and development and other purposes. These competitors include athletic footwear companies and private labels established by retailers.

     LIMITED MARKETING FOCUS. The Company's marketing strategy is based on increasing consumer awareness and acceptance of the Timberland brand. To the extent the Company's marketing efforts are not effective, demand for Timberland[R] products may be adversely affected.

     LIQUIDITY AND CAPITAL RESOURCES. Management believes that the Company's capital needs for 1996 can be met through its existing credit facilities and cash flow from operations, without the need for additional permanent financing. However, the Company may need to raise additional capital in the future in order to finance its


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anticipated growth and capital requirements beyond 1996. In addition, the
Company's revolving credit facility expires in February 1997. The terms and availability of any such additional or replacement financing would be subject to prevailing market conditions and other factors at that time.

     The Company's revolving credit facility and senior notes place limitations on the payment of cash dividends and contain other financial and operational covenants with which the Company must comply. If the Company does not comply with such covenants, the Company's ability to use such credit facilities or to obtain other financing could be adversely affected.

     At December 31, 1995, the Company's debt to equity ratio was 59.3%. Therefore, the Company is subject to the risks associated with relatively high levels of interest expense and financial leverage.

     MANAGEMENT AND CONTROL. Sidney W. Swartz, the Chairman, President and Chief Executive Officer of the Company, and various trusts established for the benefit of his family or for charitable purposes, hold approximately 88% of the combined voting power of the Company's capital stock in the aggregate, enabling Sidney Swartz to control the Company's affairs and to influence the election of the two directors entitled to be elected by the holders of Class A Common Stock voting separately as a class. Jeffrey B. Swartz, Executive Vice President and Chief Operating Officer of the Company, is the son of Sidney Swartz. The loss or retirement of these and other key executives could adversely affect the Company.

     INTERNATIONAL. The Company manufactures and sources a majority of its products outside the United States and sells its products in more than 60 countries worldwide through its stores, operating divisions, distributors and commission agents. Accordingly, the Company is subject to the risks of doing business abroad, including, among other risks, import restrictions, anti-dumping investigations, political or labor disturbances, expropriation and acts of war. In addition, a significant portion of the Company's revenues and expenses are subject to foreign exchange fluctuations.

     RAW MATERIALS. The Company depends on several key sources for leather, its principal raw material, and other proprietary materials used in its products. The Company could be adversely affected by unanticipated price increases or shortages of such materials.

     INTELLECTUAL PROPERTY. The Company may be required to spend significant amounts to protect and defend its trade name, trademarks, patents, designs and other proprietary rights. The Company is also susceptible to injury from parallel trade and counterfeiting of its products.

     LITIGATION. The Company is involved in various litigation and legal matters which have arisen and will arise in the ordinary course of business. The costs of prosecuting or defending these matters or an unfavorable outcome in these matters could adversely affect the Company's operating results.



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     ACCOUNTING STANDARDS. Changes in the accounting standards promulgated by the Financial Accounting Standards Board or other authoritative bodies, including currently proposed changes in accounting for the impairment of long-term assets and in accounting for stock-based compensation arrangements, could have an adverse affect on the Company's future reported operating results.

     ENVIRONMENTAL AND OTHER REGULATION. The Company is subject to various environmental and other laws and regulations, which may change periodically. Compliance with such laws or changes therein could have a negative impact on the Company's future reported operating results.













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